SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                               SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*

                     DARLING INTERNATIONAL, INC.
                             (Name of Issuer)

                                  Common
                      (Title of Class of Securities)

                                0002372661
                              (CUSIP Number)


    Check the following box if a fee is being paid with this statement

    (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                    (Continued on following page(s))

                         Page 1 of 10 Pages

______________________________________________________________

                            13G

CUSIP NO.   0002372661                  PAGE 2 OF 10 PAGES

______________________________________________________________
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   CIBC OPPENHEIMER CORP.
   I.R.S. NO. 13-2798343
______________________________________________________________
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)
                                             (b)  X
______________________________________________________________
3  SEC USE ONLY

______________________________________________________________
4  CITIZENSHIP OR PLACE OF ORGANIZATION

   DELAWARE
______________________________________________________________
NUMBER OF   5   SOLE VOTING POWER

SHARE           0
               _______________________________________________
BENEFICIALLY    6   SHARED VOTING POWER

OWNED BY            1,654,479
        _______________________________________________
EACH        7   SOLE DISPOSITIVE POWER

REPORTING           0
               _______________________________________________
PERSON      8   SHARED DISPOSITIVE POWER

WITH           1,654,479
______________________________________________________________
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON
               1,654,479
______________________________________________________________
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
   CERTAIN SHARES

______________________________________________________________
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                   10.70%
______________________________________________________________
12 TYPE OF REPORTING PERSON

   HC
______________________________________________________________
PAGE

______________________________________________________________

                            13G

CUSIP NO.   0002372661                  PAGE 3 OF 10 PAGES

______________________________________________________________
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   OPPENHEIMER HORIZON PARTNERS, L.P.
   I.R.S. NO. 13-3438062
_____________________________________________________________
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)
                                             (b)  X
______________________________________________________________
3  SEC USE ONLY

______________________________________________________________
4  CITIZENSHIP OR PLACE OF ORGANIZATION

   DELAWARE
______________________________________________________________
NUMBER OF   5   SOLE VOTING POWER

SHARE           0
               _______________________________________________
BENEFICIALLY    6   SHARED VOTING POWER

OWNED BY            911,571
            _______________________________________________
EACH        7   SOLE DISPOSITIVE POWER

REPORTING           0
               _______________________________________________
PERSON      8   SHARED DISPOSITIVE POWER

WITH             911,571
______________________________________________________________
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON
                 911,571
______________________________________________________________
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
   CERTAIN SHARES

______________________________________________________________
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                   5.90%
______________________________________________________________
12 TYPE OF REPORTING PERSON

   IA
______________________________________________________________
PAGE


                                     Page 4 of 10 Pages
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                Schedule 13G
                 Under the Securities Exchange Act of 1934

Check the following box if a fee is being paid with this Statement


Item 1(b)       Name of Issuer: Darling International, Inc.

Item 1(b)       Address of Issuer's Principal Executive Offices:

            251 O'Connor Ridge Blvd., Suite 300, Inving, TX 75038

Item 2(a)       Name of Person Filing:

                CIBC Oppenheimer Corp.

Item 2(b)       Address of Principal Business Office:

            CIBC Oppenheimer Tower, World Financial Center
            New York, New York 10281

Item 2(c)       Citizenship:

            Inapplicable

Item 2(d)      Title of Class of Securities:

            Common

Item 2(e)       CUSIP Number:   0002372661


Item 3(g)       ____X____   Parent Holding Company, in accordance with
                Section 240.13d - 1(b)(1)(ii)(G) See Exhibit I hereto

Item 4(a)       Amount Beneficially Owned:

                CIBC Oppenheimer Corp.      -1,654,479     *

Item 4(b)       Percent of Class:

                CIBC Oppenheimer Corp.      - 10.70% *

* Includes amount beneficially owned by Oppenheimer Horizon Partners, L.P. as disclosed on Page 3 hereof.

PAGE

                                         Page 5 of 10 Pages
Item 4(c)(i)    Sole Power to Vote or to direct the vote -
                CIBC Oppenheimer Corp.  -            0

Item 4(c)(ii)   Shared power to vote or to direct the vote -
                CIBC Oppenheimer Corp.  -1,654,479     *

Item 4(c)(iii)  Sole power to dispose or to direct the disposition of -
                CIBC Oppenheimer Corp.  -            0

Item 4(c)(iv)   Shared power to dispose or to direct the disposition of -
                CIBC Oppenheimer Corp.   -   1,654,479     *

Item 5      Ownership to Five Percent or Less of a Class:
                Inapplicable

Item 6      Ownership of More than Five Percent on Behalf of
                Another Person:

                See Exhibit A hereto

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
            Holding Company:

                See Exhibit II hereto

Item 8      Identification and Classification of Members of the Group:
                Inapplicable

Item 9      Notice of Dissolution of Group:
                Inapplicable

Item 10         Certification:

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:         January 29, 1999

Signature:  /s/ Patricia A. Bourdon

Name/Title:   Patricia A. Bourdon, Secretary

* Includes amount beneficially owned by Oppenheimer Horizon Partners, L.P. as disclosed on Page 3 hereof.

                                  Page 6 of 10 Pages



                            EXHIBIT A


The General Partner of Oppenheimer Horizon Partners, L.P., an investment limited partnership, and certain persons to whom it has delegated the authority, have the power on behalf of Oppenheimer Horizon Partners, L.P. to direct the use of dividends or proceeds of sale of more than five (5%) percent of such securities as disclosed on Page 3 hereof. The General Partner of Oppenheimer Institutional Horizon Partners, L.P., an investment limited partnership, and certain persons to whom it has delegated the authority, have the power on behalf of Oppenheimer Institutional Horizon Partners, L.P. to direct the use of dividends or proceeds of sale of less than five (5%) percent of these securities. The Board of Directors, certain officers and other employees of CIBC Oppenheimer International Horizon Fund II, Ltd., an investment fund, have the power to direct the use of dividends or proceeds of sale of less than five (5%) percent of these securities. The Board of Directors, certain officers and other employees of CIBC Oppenheimer Corp. (formerly, Oppenheimer & Co., Inc.), a registered broker-dealer, have the power to direct the use of dividends or proceeds of sale of less than five (5%) percent of these securities.
PAGE

                                        Page 7 of 10 Pages
                               EXHIBIT I
CIBC Oppenheimer Corp. ("CIBC Oppenheimer"), a full service securities firm headquartered in New York, NY, is a diversified investment banking and securities firm, which owns directly and indirectly a variety of subsidiary companies ("Subsidiaries"), including the companies identified on the exhibit to this Schedule 13G engaged in various aspects of the financial services business. CIBC Oppenheimer is an indirect wholly-owned subsidiary of The Canadian Imperial Bank of Commerce ("CIBC"), a full service financial institution governed by the Bank Act of Canada.

Oppenheimer Horizon Partners, L.P. ("Horizon"), Oppenheimer Institutional Horizon Partners, L.P. ("Institutional Horizon"), and CIBC Oppenheimer International Horizon Fund II, Ltd. ("International Horizon") are investment limited partnerships/funds (collectively, the "Horizon Funds") in which clients of CIBC Oppenheimer are solicited to invest. CIBC
Oppenheimer or an affiliate of CIBC Oppenheimer is a general partner or general manager of and serves in an investment advisory capacity to the Horizon Funds.

The amendment to Schedule 13G is being filed by CIBC Oppenheimer as a parent holding company pursuant to the provisions of Rule 13(d) - (1) (b) on behalf of itself and the Subsidiaries and/or certain investment advisory clients or discretionary accounts of the Subsidiaries and relating to their collective beneficial ownership of shares of common stock of the Issuer.

                                                      Page 8 of 10
Pages

Management of the affairs of CIBC Oppenheimer, the Subsidiaries and of certain advisory clients including decisions respecting dispositions and/or voting of the shares of the common stock of the Issuer resides in respective officers and directors of the Subsidiaries and is not directed by CIBC Oppenheimer.

Accordingly, the filing of this amendment to Schedule 13G by CIBC
Oppenheimer is not intended as, and should not be deemed, an acknowledgment of beneficial ownership or shared voting or dispositive power by CIBC
Oppenheimer or any intermediary company of the shares of the common stock of the Issuer owned by such Subsidiaries or investment advisory clients of investment advisory clients, such beneficial ownership or attribution of shared voting or dispositive power being disclaimed.



MIK8-EXHIBIT.I95

PAGE

                                                Page 9 of 10 Pages

                                     EXHIBIT II

      The Parent Holding Company is filing on behalf of itself which would be classified as Item 3(a), and Oppenheimer Horizon Partners, L.P., Oppen-heimer Institutional Horizon Partners, L.P., and CIBC Oppenheimer International Horizon Fund II, Ltd. which would be classified as Item 3(e).

  MIK8-EX-IIE

PAGE


                                                Page 10 of 10 Pages


                                  EXHIBIT III



      The undersigned hereby acknowledges and agrees that a report on Schedule 13G being filed by CIBC Oppenheimer on or about the date hereof, relating to the common stock of Darling International, Inc. is filed on behalf of the undersigned.



      DATED: January 29, 1999

                         OPPENHEIMER HORIZON PARTNERS, L.P.
                         BY: OPPENHEIMER HORIZON MANAGEMENT, L.L.C.


                         By: /s/ Patricia A. Bourdon
                            Patricia A. Bourdon, Secretary of
                            CIBC Oppenheimer Corp.
                            The Managing Member